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                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                         Commission File Nos. 333-75365

           Green Tree Manufactured Housing Contract Senior/Subordinate
                    Pass-Through Certificates, Series 1999-4
             (Exact name of registrant as specified in its charter)


 1100 Landmark, 345 St. Peter Street, Saint Paul, MN 55102-1635, (651) 293-3400
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                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

           Green Tree Manufactured Housing Contract Senior/Subordinate
                    Pass-Through Certificates, Series 1999-4
                $22,000,000      5.247%   Class A-1 Certificates
                $42,000,000      5.97%    Class A-2 Certificates
                $59,000,000      6.47%    Class A-3 Certificates
                $41,500,000      6.64%    Class A-4 Certificates
               $102,000,000      6.97%    Class A-5 Certificates
                $21,500,000      7.26%    Class A-6 Certificates
                $63,000,000      7.41%    Class A-7 Certificates
                $74,000,000      7.70%    Class A-8 Certificates
               $400,000,000      7.02%    Class A-9 Certificates
                $52,500,000      7.60%    Class M-1 Certificates
                $35,000,000      7.96%    Class M-2 Certificates
                $32,500,000      8.75%    Class B-1 Certificates
                $55,000,000      8.75%    Class B-2 Certificates
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            (Title of each class of securities covered by this Form)

                                      None
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              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [ ]     Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(ii)   [ ]
         Rule 12g-4(a)(2)(ii)   [ ]     Rule 15d-6             [ ]
         Rule 12h-3(b)(1)(i)    [X]

     Approximate number of holders of record as of the certificate or notice date: 69

     Pursuant to the requirements of the Securities Exchange Act of 1934, Conseco Finance Corp., on behalf of Green Tree Manufactured Housing Contract Senior/Subordinate Pass-Through Certificates, Series 1999-4 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:       3/20         , 2001         By:  /s/ Phyllis A. Knight
      -------------------                    ---------------------------------
                                             Phyllis A. Knight
                                             Vice President and Treasurer